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[AC NIELSEN LOGO]                  177 Broad Street, Stamford, Connecticut 06901

                                                               December 22, 2000

Dear Stockholder:

     I am pleased to inform you that our Company has entered into an Agreement and Plan of Merger, dated as of December 17, 2000 (the "Merger Agreement"), with VNU N.V. ("Parent") and Artist Acquisition, Inc., a wholly owned subsidiary of Parent ("Purchaser"). Pursuant to the Merger Agreement, Purchaser has today commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares (the "Shares") of common stock of the Company at a purchase price of $36.75 per share, net to the stockholder in cash. The Offer will be followed by a merger (the "Merger") of Purchaser with and into the Company, pursuant to which any remaining Shares (other than those shares as to which appraisal rights are properly demanded) will be converted into the right to receive $36.75 per Share in cash, without interest.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER AND DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY. YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Evercore Group Inc., the Company's financial advisor, that the consideration to be received by the stockholders in the Offer and the Merger is fair from a financial point of view.

     In addition to the attached Schedule 14D-9, enclosed is the Offer to Purchase together with related materials, including a Letter of Transmittal, to be used for tendering your Shares pursuant to the Offer. These documents state the terms and conditions of the Offer, provide detailed information about the transactions and include instructions as to how to tender your Shares. I urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                          Sincerely,

                                      /s/ Nicholas L. Trivisonno
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                                          Nicholas L. Trivisonno
                                          Chairman and Chief Executive Officer